                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE TO

          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                    OFI Tremont Market Neutral Hedge Fund
                               (Name of Issuer)

                    OFI Tremont Market Neutral Hedge Fund
                     (Name of Person(s) Filing Statement)

                        Shares of Beneficial Interest
                        (Title of Class of Securities)

                                  67084L101
                    (CUSIP Number of Class of Securities)

                           Lisa I. Bloomberg, Esq.
                          Two World Financial Center
                        225 Liberty Street, 11th Floor
                        New York, New York 10281-1008
                                (212) 323-0560
     (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of the Person(s) Filing Statement)

                          CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation: $17,135,976     Amount of Filing Fee: $2,017b
-------------------------------------------------------------------------------

(a)  Calculated  as  the  estimated   aggregate  maximum  purchase  price  for
twenty-five percent of the Issuer's  outstanding shares of beneficial interest based on the  estimated  total net  asset  value of the  Issuer's  outstanding shares of beneficial interest as of June 30, 2005.

(b)  Calculated 0.00011770% of the Transaction Valuation.

[ ]  Check  the  box if any  part of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and  identify  the  filing  with  which  the  offsetting  fee  was previously  paid.  Identify  the  previous  filing by  registration  statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                        ------------------------------
Form or Registration No.:
                          ----------------------------
Filing Party:
              ----------------------------------------
Date Filed:
            ------------------------------------------

[  ]  Check   the  box  if  the   filing   relates   solely   to   preliminary
communications made before the commencement of a tender offer.

Check the appropriate  boxes below to designate any  transactions to which the statement relates:

  [  ]third-party tender offer subject to Rule 14d-1.
  [x] issuer tender offer subject to Rule 13e-4.
  [  ]going-private transaction subject to Rule 13e-3.
  [  ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1:    SUMMARY TERM SHEET

The  information  required  by  Item 1 is  incorporated  by  reference  to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)),  which is attached as an exhibit to this Schedule TO.

ITEM 2:    SUBJECT COMPANY INFORMATION

There  is  no  established   primary  or  secondary  trading  market  for  the
securities.  As of  June  30,  2005,  the  number  of  outstanding  shares  of beneficial  interest of the Fund were 74,611.389.  Other information  required by  Item 2 is  incorporated  by  reference  to  the  Repurchase  Offer  Notice
(Exhibit  (a)(1)(ii)) and the Repurchase  Request Form (Exhibit  (a)(1)(iii)),
which are attached as exhibits to this Schedule TO.

ITEM 3:    IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing  person is OFI Tremont  Market  Neutral Hedge Fund (the
"Fund").  The Fund's  address is 6803 South Tucson Way,  Centennial,  Colorado
80112,  and the Fund's  telephone  number is  1.866.634.6220.  The  investment adviser of the Fund is  OppenheimerFunds,  Inc., which is located at Two World
Financial  Center,  225 Liberty  Street,  New York, New York  10281-1008  (the
"Adviser").  The  investment  manager  is  Tremont  Partners,  Inc.,  which is located at Corporate  Center at Rye,  Suite C-300,  555 Theodore Fremd Avenue,
Rye,  New  York  10580  (the   "Investment   Manager").   The  distributor  is
OppenheimerFunds   Distributor,   Inc.   (the   "Distributor").   The   Fund's
Independent  Trustees are Ronald J. Abdow, Joseph M. Wikler and Peter I. Wold.
The Fund's  Interested  Trustees are Eustis  Walcott and John V.  Murphy.  The
address  for  each  Trustee,  except  Mr.  Murphy,  is  6803  S.  Tucson  Way,
Centennial,  Colorado  80112-3924.  The  address  for Mr.  Murphy is Two World
Financial Center, 225 Liberty Street, New York, New York 10281-1008.

ITEM 4:    TERMS OF THE REPURCHASE OFFER

It is not  anticipated  that the  repurchase  offer  will be  extended.  Other information  required by Item 4 is incorporated by reference to the Repurchase
Offer Notice  (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5:    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Not Applicable.

ITEM 6:    PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS OF THE FUND AND ITS
           AFFILIATES

The securities acquired in the transaction will be retired.  Other information required  by Item 6 is  incorporated  by  reference  to the  Repurchase  Offer
Notice  (Exhibit   (a)(1)(ii))  and  the  Repurchase   Request  Form  (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7:    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The  information  required  by  Item 7 is  incorporated  by  reference  to the
Repurchase Offer Notice (Exhibit  (a)(1)(ii)) and the Repurchase  Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 8:    INTEREST IN SECURITIES OF THE FUND

As of July 27, 2005,  the Adviser is the  beneficial  owner of 118.791  shares
(0.17%) of the Fund. Other  information  required by Item 8 is incorporated by reference  to  the  Repurchase  Offer  Notice  (Exhibit  (a)(1)(ii))  and  the
Repurchase Request Form (Exhibit (a)(1)(iii)),  which are attached as exhibits to this Schedule TO.

ITEM 9:    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been  employed,  retained or are to be compensated by the Fund to make  solicitations  or  recommendations  in connection with the Repurchase
Offer.

ITEM 10:   FINANCIAL STATEMENTS

The  following  financial  statements  and  information  are  incorporated  by reference:

(1)   The Fund's  audited  financial  statements  included in the Statement of
      Additional  Information,  dated July 29,  2005 for the fiscal year ended
      March 31, 2005 and filed on EDGAR on Form N-2 on July 29, 2005; and

(2)   The  annual  financial  statements,  previously  filed  on EDGAR on Form
      N-CSR  on  June  6,  2005  and  the  semi-annual  financial  statements, previously  filed on EDGAR on Form N-CSR on December 6, 2004,  which the
      Fund has prepared and furnished to  Shareholders  pursuant to Rule 30e-1 under the  Investment  Company Act of 1940 and filed with the Securities and  Exchange  Commission  pursuant to Rule 30e-1  under the  Investment
      Company Act of 1940.

ITEM 11:   ADDITIONAL INFORMATION

(a)(1)      None.
(a)(2)      None.
(a)(3)      Not applicable.
(a)(4)      Not applicable.
(a)(5)      None.

(b)         None.

ITEM 12:   EXHIBITS

(a)(1)(i)  Cover Letter to Repurchase Offer.
(a)(1)(ii) Repurchase Offer Notice.
(a)(1)(iii) Form of Repurchase Request Form.
(a)(1)(iv) Form of Letter to Shareholders Regarding Acceptance of Tender of
            All Shares Held by Shareholders.
(a)(1)(v)  Form of Letter to Shareholders Regarding Acceptance of Tender of a
            Portion of Shares Held by Shareholders.
(a)(1)(vi) Form of Promissory Note for Payment Regarding Acceptance of Tender
            of All Shares Held by Shareholders.
(a)(1)(vii) Form of Promissory Note for Payment regarding Acceptance of
            Tender of a Portion of Shares Held by Shareholders.
(a)(2)      Not applicable.
(a)(3)      Not applicable.
(a)(4)      Not applicable.
(a)(5)      None.

(b)         Not applicable.

(d)         Not applicable.

(g)         None.

(h)         None.

ITEM 13:   INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                  SIGNATURE

After due inquiry and to the best of my knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                    OFI Tremont Market Neutral Hedge Fund

                                    By:   /s/ Lisa I. Bloomberg
                                          ---------------------
                                    Name: Lisa I. Bloomberg
                                    Title:   Assistant Secretary

Date: July 29, 2005

Exhibit (a)(1)(i)
                    OFI Tremont Market Neutral Hedge Fund
                     Corporate Center at Rye, Suite C-300
                          555 Theodore Fremd Avenue
                             Rye, New York 10580

July 29, 2005

Dear OFI Tremont Market Neutral Hedge Fund Shareholder:

OFI  Tremont  Market  Neutral  Hedge  Fund  is a  closed-end,  non-diversified
management   investment   company   organized  as  a  business  trust  in  the
Commonwealth  of  Massachusetts  (the  "Fund").  This  notice is to inform you about your Fund's offer to repurchase a portion of its  outstanding  shares of beneficial  interest  ("Shares") and to provide  instructions  to Shareholders who would like to tender  some or all of their  Shares for  repurchase  by the
Fund. This repurchase  offer is intended to provide  liquidity to Shareholders since  Shares  of the  Fund  are not  redeemable  daily  for cash nor are they traded on a stock  exchange.  You can  offer  some or all of your  Shares  for repurchase only during one of the Fund's repurchase offers.

The  repurchase  offer  period  will begin on August 1, 2005 and end on August
31, 2005.  If you wish to sell any of your Shares  during this tender  period, you can do so in one of the following ways:

1.    If your Shares are held in your own name  (please  refer to your account statement),  you can complete the attached  Repurchase  Request Form and return it to Tremont  Partners,  Inc. by 12:00  Midnight,  Eastern  Time
      (ET),  on  August  31,  2005.  The  Fund  currently  does  not  charge a processing fee for handling repurchase requests.

2.    If your  Shares  are held for your  retirement  plan by your  retirement plan trustee,  your  retirement  plan trustee must submit the repurchase request for you. They may charge a transaction fee for that service.

Please refer to your Fund Prospectus and the enclosed  Repurchase Offer Notice and  Repurchase  Request Form for more details.  If you are not  interested in selling  any of your Shares at this time,  you do not have to do anything  and can disregard  this Notice.  We will contact you prior to the next  repurchase offer.

An Early Withdrawal  Charge equal to 1.00% of the value of Shares  repurchased by the Fund  will  apply if the date as of which the  Shares  are to be valued for purposes of  repurchase  is less than one year  following the date of your initial  investment in the Fund. If applicable,  the Early  Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase.

------------------------------------------------------------------------------
All requests to have Shares  repurchased must be received by Tremont Partners,
Inc.  at its  office  in Rye,  New  York in good  order no  later  than  12:00
Midnight (ET), on August 31, 2005 (the Repurchase Request Deadline).
------------------------------------------------------------------------------

Please  refer to the  enclosed  Repurchase  Offer  documents.  If you have any questions,  call your  financial  adviser or broker,  or you can call  Tremont
Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(ii)

------------------------------------------------------------------------------
                    OFI TREMONT MARKET NEUTRAL HEDGE FUND
------------------------------------------------------------------------------
                           REPURCHASE OFFER NOTICE
------------------------------------------------------------------------------

------------------------------------------------------------------------------
              OFFER TO REPURCHASE SHARES OF BENEFICIAL INTEREST

                                July 29, 2005

                THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                   12:00 MIDNIGHT (ET), ON August 31, 2005
                         UNLESS THE OFFER IS EXTENDED

To the Shareholders of OFI Tremont Market Neutral Hedge Fund:

OFI  Tremont  Market   Neutral  Hedge  Fund,  a  closed-end,   non-diversified
management   investment   company   organized  as  a  business  trust  in  the
Commonwealth of  Massachusetts  (the "Fund"),  is offering to repurchase up to twenty-five  percent  (25%) of the  aggregate  number of shares of  beneficial interest of the Fund  ("Shares")  that are  tendered by  Shareholders  and not withdrawn  prior to 12:00  Midnight  (ET), on August 31, 2005,  subject to any extensions of the offer to repurchase Shares ("Repurchase  Offer"). The amount due to any  Shareholder  whose  Shares  are  repurchased  will be equal to the value of the  Shareholder's  Shares (or  portion  thereof  being  repurchased)
determined as of September 30, 2005, or, if the Repurchase  Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders  (the
"Valuation  Date"),  and based on the net asset value of the Fund's  assets as of that date, less an early  withdrawal  charge,  if applicable.  Shareholders may tender all, or a portion of,  their  Shares up to an amount such that they maintain the minimum  required  capital  account balance of $500,000 after the repurchase of Shares.

Investors  should  realize  that the  value  of the  Shares  tendered  in this
Repurchase  Offer likely will change  between June 30, 2005 (the last time net asset  value will have been  calculated  before  the start of this  offer) and
July 29,  2005 and  August  31,  2005 (the next time net asset  value  will be calculated)  and September 30, 2005,  when the value of the Shares tendered to the Fund will be determined for purposes of calculating  the purchase price of such Shares.  Investors should also realize that although the Repurchase Offer expires  at 12:00  Midnight  (ET),  on August  31,  2005,  or, if the offer is extended,  such time and dates as the Fund  designates in an amended notice to
Shareholders,  they remain  Shareholders in the Fund until the Valuation Date.
Any  Shareholder  who wishes to obtain the most recently  calculated net asset value of their Shares should contact Tremont Partners,  Inc. at 1.914.925.2951 during regular business hours.

NEITHER  THE FUND NOR ITS BOARD OF  TRUSTEES  MAKE ANY  RECOMMENDATION  TO ANY
SHAREHOLDER  WHETHER TO TENDER OR REFRAIN FROM PARTICIPATING IN THE REPURCHASE
OFFER.  EACH SHAREHOLDER  MUST MAKE AN INDEPENDENT  DECISION WHETHER TO TENDER
SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

NO PERSON  HAS BEEN  AUTHORIZED  TO MAKE ANY  RECOMMENDATION  ON BEHALF OF THE
FUND WHETHER  SHAREHOLDERS SHOULD TENDER PURSUANT TO THIS REPURCHASE OFFER. NO
PERSON  HAS  BEEN   AUTHORIZED  TO  GIVE  ANY   INFORMATION  OR  TO  MAKE  ANY
REPRESENTATIONS  IN  CONNECTION  WITH THIS  REPURCHASE  OFFER OTHER THAN THOSE
CONTAINED IN THIS REPURCHASE  OFFER OR IN THE FUND'S  PROSPECTUS AND STATEMENT
OF ADDITIONAL  INFORMATION.  IF GIVEN OR MADE,  ANY SUCH  RECOMMENDATIONS  AND
SUCH  INFORMATION  MUST NOT BE RELIED  UPON AS HAVING BEEN  AUTHORIZED  BY THE
FUND, ITS INVESTMENT ADVISER, DISTRIBUTOR OR TREMONT PARTNERS, INC.

THIS  TRANSACTION  HAS NOT BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES AND
EXCHANGE  COMMISSION  NOR HAS THE  SECURITIES  AND EXCHANGE  COMMISSION OR ANY
STATE  SECURITIES  COMMISSION  PASSED  UPON THE  FAIRNESS  OR  MERITS  OF SUCH
TRANSACTION  OR ON THE  ACCURACY OR ADEQUACY OF THE  INFORMATION  CONTAINED IN
THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions and requests for assistance and requests for additional copies of the Repurchase Offer may be directed to Tremont Partners, Inc., the Fund's
Investment Manager, at 1.914.925.2951.

                              SUMMARY TERM SHEET

o     OFI  Tremont  Market  Neutral  Hedge Fund (the  "Fund") is  offering  to repurchase  up to  twenty-five  percent  (25%) of the  aggregate  number of shares of beneficial  interest of the Fund  ("Shares") that are tendered by
   Shareholders  and not withdrawn prior to 12:00 Midnight (ET), on August 31,
   2005,  subject  to  any  extensions  of  the  offer  to  repurchase  Shares
   ("Repurchase Offer"). If the Repurchase Offer is over-subscribed,  the Fund may  repurchase  only a pro rata  portion  of the shares  tendered  by each
   Shareholder. See Item 1 of the Repurchase Offer Notice.

o     The  Repurchase  Offer will remain open until 12:00  Midnight  (ET),  on
   August 31, 2005,  or if the  Repurchase  Offer is  extended,  such time and
   date  as  the  Fund   designates  in  an  amended  notice  to  Shareholders
   ("Repurchase  Request  Deadline").  Net asset value will be calculated  for this  purpose as of  September  30,  2005,  or if the  Repurchase  Offer is
   extended,  as of a date  designated  by the Fund in an  amended  notice  to
   Shareholders  (the "Valuation  Date").  See Item 3 of the Repurchase  Offer
   Notice.

o     Shareholders  must determine whether to tender their Shares prior to the
   Repurchase  Request  Deadline.  The net asset  value at which the Fund will repurchase  Shares will not be calculated until the Valuation Date. The net asset value can fluctuate  and may fluctuate  between the date you submit a
   Repurchase  Request  and the  Valuation  Date.  The net asset  value on the
   Repurchase  Request  Deadline  and the  Valuation  Date  could be higher or lower than on the date you submit a Repurchase  Request Form. See Item 4 of the Repurchase Offer Notice.

o     Payment of the  purchase  price for Shares (or  portion  thereof)  shall consist of: (i) cash or a promissory  note,  which need not bear  interest, in an amount equal to such  percentage,  as may be  determined by the Board of Trustees,  of the estimated  unaudited net asset value of the Shares (or portion thereof)  repurchased by the Fund determined as of the date of such repurchase  (the "Initial  Payment");  and, if determined to be appropriate by the Board of  Trustees  or if the  Initial  Payment is less than 100% of the estimated  unaudited net asset value,  (ii) a promissory note entitling the holder thereof to a contingent  payment equal to the excess, if any, of
   (x) the net asset value of the Shares (or portion  thereof)  repurchased by the  Fund as of the  date  of  such  repurchase,  determined  based  on the audited financial  statements of the Fund for the Fiscal Year in which such repurchase was effective,  over (y) the Initial Payment.  See Item 5 of the
   Repurchase Offer Notice.

o     An  Early  Withdrawal  Charge  equal to  1.00%  of the  value of  Shares repurchased  by the Fund will  apply if the date as of which the Shares are to be valued for  purposes of  repurchase  is less than one year  following the date of your initial  investment in the Fund. If applicable,  the Early
   Withdrawal  Charge will be  deducted  before  payment of the  proceeds of a repurchase. See Item 11 of the Repurchase Offer Notice.

o     Shareholders  who tender part of their Shares must leave an amount equal to at least  $500,000 (the  "Required  Minimum  Balance") in the Fund.  The
   Fund reserves the right to reduce the amount of Shares  repurchased so that the Required  Minimum  Balance is maintained.  See Item 7 of the Repurchase
   Offer Notice.

o     Following this summary is a formal notice of the Repurchase  Offer.  The
   Repurchase  Offer  remains open until 12:00  Midnight  (ET),  on August 31,
   2005.  Until this time,  Shareholders  have the right to change  their mind and may withdraw their Shares  submitted for repurchase.  Shares  withdrawn may be  re-tendered,  however,  provided  that such tenders are made before
   the  Repurchase   Request  Deadline  by  following  the  tender  procedures
   described herein. See Item 8 of the Repurchase Offer Notice.

o     Shareholders  who would like the Fund to repurchase  all or a portion of their Shares should complete,  sign and send the Repurchase Request Form by regular mail,  certified mail, courier or express mail to Tremont Partners,
   Inc., c/o OFI Tremont Market Neutral Hedge Fund,  Corporate  Center at Rye,
   Suite C-300, 555 Theodore Fremd Avenue,  Rye, New York 10580, so long as it is received  before 12:00  Midnight (ET), on August 31, 2005. See Item 2 of
   the Repurchase Offer Notice.

o     The value of Shares  may  change  between  August 1, 2005 and August 31,
   2005.  The net asset value of the Shares is calculated by the Fund based on information  that the Fund  receives  from the Fund's  Investment  Manager.
   Shareholders  may obtain the net asset value of their Shares by  contacting
   Tremont  Partners,  Inc. at  1.914.925.2951.  See Item 3 of the  Repurchase
   Offer Notice.

o     Shares tendered  pursuant to the Repurchase  Offer may be withdrawn or a
   Shareholder  may change the amount of Shares tendered for Repurchase at any time  prior to 12:00  Midnight  (ET),  on  August  31,  2005.  The Board of
   Trustees of the Fund may suspend or postpone this Repurchase  Offer only by a majority vote of the Trustees  (including a majority of the disinterested
   Trustees).  Please  note  that  just as  Shareholders  have  the  right  to withdraw their tendered  Shares,  the Fund has the right to cancel,  amend, suspend or postpone this  Repurchase  Offer any time before 12:00  Midnight
   (ET),  on August 31,  2005.  Also  realize  that  although the tender offer expires at 12:00 Midnight (ET), on August 31, 2005,  Shareholders remain an investor in the Fund until  September 30, 2005, when the net asset value of a  Shareholder's  Shares is  calculated  for  purposes of  determining  the repurchase price of the Shares. See Item 8 of the Repurchase Offer Notice.

o     IT IS THE  RESPONSIBILITY  OF EACH  SHAREHOLDER  WHO ELECTS TO TENDER TO
   CONFIRM RECEIPT OF THE REPURCHASE REQUEST FORM WITH TREMONT PARTNERS,  INC.
   TO  ASSURE  GOOD  DELIVERY.  PLEASE  SEND THE  REPURCHASE  REQUEST  FORM TO
   TREMONT PARTNERS, INC. AND NOT TO YOUR FINANCIAL ADVISER.

                    FORMAL NOTICE OF THE REPURCHASE OFFER

1.    The Offer. The Fund is offering to repurchase up to twenty-five  percent
   (25%) of the aggregate number of shares of beneficial  interest of the Fund
   ("Shares")  at a price equal to the  respective  net asset value  ("NAV" or
   "Net  Asset  Value")  as of  12:00  Midnight  (ET)  on the  Valuation  Date
   (defined  below) upon the terms and conditions set forth in this Repurchase
   Offer Notice,  the Fund's  Prospectus,  and the related  Repurchase Request
   Form.  Together,  those documents  constitute the  "Repurchase  Offer." The purpose of the Repurchase Offer is to provide  liquidity to Shareholders of the Fund.  The  Repurchase  Offer is not  conditioned  upon the  tender for repurchase of any minimum  amount of Shares.  The Fund does not  anticipate any extension of the Repurchase Offer.

   Shareholders may obtain the most recently calculated  information regarding the Net Asset Value of their Shares by contacting  Tremont  Partners,  Inc.
   at 1.914.925.2951,  Monday through Friday,  except holidays,  during normal business  hours of 9:00 a.m.  to 5:00 p.m.  (ET).  The value of the  Shares tendered by  Shareholders  likely will  change  between  June 30, 2005 (the last time Net Asset  Value  will have been  calculated  before the start of this  offer) and July 29, 2005 and August 31, 2005 (the next time Net Asset
   Value will be calculated) and September 30, 2005 (the "Valuation Date").

   The  repurchase of Shares  pursuant to the  Repurchase  Offer will have the effect  of  decreasing  the net  assets  of the  Fund  and  increasing  the proportionate  shares in the Fund of  Shareholders  who do not tender their
   Shares.  A  reduction  in the net assets of the Fund could limit the Fund's access to certain investment  opportunities,  cause the Fund to sell assets it would not have sold otherwise  (including public securities),  or result in Shareholders  who do not tender their Shares bearing higher costs to the extent that certain  expenses  borne by the Fund are  relatively  fixed and may not decrease if assets decline.  The effects of decreased Fund size and the increased  proportionate  share owned by Shareholders who do not tender may be reduced or  eliminated to the extent that  additional  subscriptions for  Shares  are made  from  time to time.  The Fund  anticipates  retiring repurchased Shares.

2.    Repurchase  Request  Deadline - How to Submit  Requests.  All tenders of
   Shares for  repurchase  must be received in proper  form (as  specified  in this Repurchase Offer) by Tremont Partners,  Inc. at its office in Rye, New
   York on or before  12:00  Midnight  (ET),  on August 31,  2005.  Repurchase
   Requests  submitted  to Tremont  Partners,  Inc. in writing must be sent to the address specified in the Repurchase Request Form.  Shareholders wishing to confirm  receipt of the  Repurchase  Request  Form may  contact  Tremont
   Partners,  Inc.  at  1.914.925.2951  or at the  address  set  forth  in the
   Repurchase  Request Form. The method of delivery of any documents is at the election and complete risk of the Shareholder  tendering his or her Shares, including,  but not limited to, the  failure of Tremont  Partners,  Inc. to receive the Repurchase Request Form or any other document.

3.    Valuation  Date.  Investors  should realize that the value of the Shares tendered in this Offer  likely will change  between June 30, 2005 (the last time Net Asset  Value  will have been  calculated  before the start of this offer)  and July 29,  2005 and  August  31,  2005  (the next time Net Asset
   Value will be calculated)  and September 30, 2005 (the  "Valuation  Date"),
   when the value of the Shares  tendered to the Fund will be  determined  for purposes of  calculating  the  purchase  price of such  Shares  (unless the
   Repurchase  Offer is extended,  then as of a date designated by the Fund in an amended  notice to  Shareholders).  The Fund's  estimated  unaudited Net
   Asset Value per share since inception has been:

                  January 2003            $1,014
                  February 2003           $1,016
                  March 2003              $1,018
                  April 2003              $1,027
                  May 2003                $1,039
                  June 2003               $1,040
                  July 2003               $1,034
                  August 2003             $1,037
                  September 2003          $1,050
                  October 2003            $1,068
                  November 2003           $1,070
                  December 2003             $952
                  January 2004              $962
                  February 2004             $967
                  March 2004                $975
                  April 2004                $979
                  May 2004                  $972
                  June 2004                 $974
                  July 2004                 $975
                  August 2004               $976
                  September 2004            $977
                  October 2004              $976
                  November 2004             $989
                  December 2004             $950
                  January 2005              $951
                  February 2005             $960
                  March 2005                $958
                  April 2005                $952
                  May 2005                  $954
                  June 2005                 $961

   As of the close of  business  on June 30,  2005,  there were  approximately
   74,611.389 Shares outstanding.

4.    Net Asset Value. You must determine  whether to tender your Shares prior to the Repurchase  Request  Deadline,  but the Net Asset Value at which the
   Fund will  repurchase  Shares will not be  calculated  until the  Valuation
   Date. The Net Asset Value can fluctuate and may fluctuate  between the date you submit your Repurchase  Request and the Repurchase Request Deadline and
   the Valuation Date. The Net Asset Value on the Repurchase  Request Deadline
   and the  Valuation  Date  could be  higher  or  lower  than on the date you submit a  Repurchase  Request.  Shareholders  may obtain the most  recently calculated  information  regarding  the Net Asset Value of their  Shares by
   contacting  Tremont  Partners,  Inc.  at  1.914.925.2951,   Monday  through
   Friday, except holidays,  during normal business hours of 9:00 a.m. to 5:00
   p.m. (ET).

5.    Payment  for  Repurchased  Shares.  If all Shares of a  Shareholder  are
   repurchased,  the Shareholder  will receive an initial payment equal to 95%
   of the  estimated  value  of  the  Shares  and  the  balance  due  will  be determined  and paid promptly  after  completion of the Fund's audit and be subject  to audit  adjustment.  The total  amount  that a  Shareholder  may expect  to  receive  on the  repurchase  of the  Shareholder's  Shares  (or portion thereof) will be the value of the Shareholder's  Shares (or portion thereof being  repurchased)  determined on the Valuation  Date and based on the Net Asset Value of the Fund's  assets as of that date,  minus any Early
   Withdrawal   Charge,  if  applicable.   This  amount  will  be  subject  to
   adjustment  upon  completion  of the annual  audit of the Fund's  financial statements for the fiscal year in which the  repurchase is effected  (which it is  expected  will be  completed  within  60 days  after the end of each fiscal year).

   Payment  of the  purchase  price for  Shares  (or  portion  thereof)  shall consist of: (i) cash or a promissory  note,  which need not bear  interest, in an amount equal to such  percentage,  as may be  determined by the Board of Trustees,  of the estimated  unaudited Net Asset Value of the Shares (or portion thereof)  repurchased by the Fund determined as of the date of such repurchase  (the "Initial  Payment");  and, if determined to be appropriate by the Board of  Trustees  or if the  Initial  Payment is less than 100% of the estimated  unaudited Net Asset Value,  (ii) a promissory note entitling the holder thereof to a contingent  payment equal to the excess, if any, of
   (x) the Net Asset Value of the Shares (or portion  thereof)  repurchased by the  Fund as of the  date  of  such  repurchase,  determined  based  on the audited financial  statements of the Fund for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment.

   Notwithstanding  anything in the  foregoing to the  contrary,  the Board of
   Trustees,  in its  discretion,  may at the election of the  Shareholder pay any  portion  of the  repurchase  price in  marketable  Securities  (or any combination of marketable  Securities and cash) having a value,  determined as of the date of repurchase,  equal to the amount to be  repurchased.  Any promissory  note  given to satisfy  the  Initial  Payment  shall be due and payable not more than 45 days after the date of repurchase  or, if the Fund has requested  withdrawal of its capital from any of its  underlying  funds
   (the  "Portfolio  Funds") in order to fund the  repurchase  of  Shares,  10 business  days after the Fund has  received  at least 90% of the  aggregate amount withdrawn by the Fund from such Portfolio Funds.

6.    Increase  in Amount  of Shares  Repurchased;  Pro Rata  Repurchases.  If
   Shareholders  tender for repurchase more  outstanding  Shares than the Fund is offering to repurchase during the offering period,  the Fund may, in the discretion  of the Board of Trustees (but is not obligated to) increase the outstanding  Shares  that the Fund is  offering  to  purchase  by up to two percent (2%) on the Repurchase Request Deadline.  If the outstanding Shares tendered  for  repurchase  exceeds  the amount that the Fund is offering to repurchase,  the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder.  There can be no assurance that the Fund will be able to  repurchase  all the Shares  that you tender  even if you tender all the Shares that you own. In the event of an  oversubscribed  Repurchase
   Offer,  you may be unable to  liquidate  some or all of your  Shares at Net
   Asset Value.  You may have to wait until a subsequent  repurchase  offer to tender the Shares that the Fund was unable to repurchase,  and you would be subject to the risk of Net Asset Value fluctuations during that time.

7.    Amount of Tender.  A  Shareholder  who  tenders  for  repurchase  only a portion of his  Shares  will be  required  to  maintain  a minimum  account balance  of  $500,000  that  is to be  debited  from  the  account  of  the
   Shareholder as of the date that the Fund values the Shares for  repurchase.
   The Fund  maintains  the  right to  reduce  the  portion  of  Shares  to be repurchased  from a  Shareholder  so that the required  minimum  balance is maintained.  The Fund will promptly notify the Shareholder if his tender of a portion of his Shares for repurchase  would reduce his account balance to less than $500,000.

   The Fund may redeem all or part of a  Shareholder's  Shares if, among other reasons,  the Adviser  determines that it would be in the best interests of the Fund to do so. The Fund  reserves  the right to reduce that  portion of
   the  Shares  to  be   purchased   from  a   Shareholder   to  maintain  the
   Shareholder's  account  balance  at  $500,000  if a  Shareholder  tenders a portion of his Shares and the  repurchase  of that portion  would cause the
   Shareholder's account balance to fall below this required minimum.

   Shareholders may tender all or a portion of their Shares.

8.    Withdrawal of Tender of Shares for Repurchase.  Shares tendered pursuant to the Repurchase  Offer may be withdrawn or the amount of Shares  tendered for  Repurchase may be changed at any time prior to 12:00 Midnight (ET), on
   August  31,  2005  (the  "Repurchase  Request  Deadline").  You must send a written notice to Tremont  Partners,  Inc. at the address specified in this
   Repurchase Request Form or the Prospectus,  and Tremont Partners, Inc. must receive it before the  Repurchase  Request  Deadline.  All questions to the form and  validity  (including  time of receipt) of a notice of  withdrawal will  be  determined  by  the  Fund,  in  its  sole  discretion,  and  such determination  shall be final and binding.  Shares properly withdrawn shall not  thereafter  be deemed to be tendered  for  purposes of the  Repurchase
   Offer.   However,   withdrawn  Shares  may  be  re-tendered  prior  to  the
   Repurchase Request Deadline by following the procedures described herein.

9.    Suspension or  Postponement of Repurchase  Offer.  The Board of Trustees
   of the Fund  may  suspend  or  postpone  this  Repurchase  Offer  only by a majority  vote of the Trustees  (including a majority of the  disinterested
   Trustees) and only:

   (A) for any period  during which The New York Stock  Exchange or any market in which the  securities  owned by the Fund are  principally  traded is closed,  other than customary weekend and holiday  closings,  or during which trading in such market is restricted;

   (B) for any period  during which an  emergency  exists as a result of which disposal  by the  Fund  of  securities  owned  by it is not  reasonably practicable,  or during which it is not reasonably  practicable for the
       Fund fairly to determine the value of its net assets; or

   (C) for such other periods as the  Securities  and Exchange  Commission may order for the protection of Shareholders of the Fund.

10.   Tax  Consequences.  A tender of Shares pursuant to the Repurchase  Offer will  be  treated  as a  taxable  sale  of the  Shares  if the  tender  (i)
   completely  terminates  the  Shareholder's  interest  in the Fund,  (ii) is treated  under  the  Internal  Revenue  Code  as  a  distribution  that  is
   "substantially  disproportionate"  or (iii) is treated  under the  Internal
   Revenue Code as a  distribution  that is "not  essentially  equivalent to a
   dividend".  A  "substantially   disproportionate"   distribution  generally
   requires a  reduction  of at least 20% in the  Shareholder's  proportionate interest in the Fund after all Shares are  tendered.  A  distribution  "not essentially  equivalent to a dividend" requires that there be a "meaningful reduction" in the Shareholder's  interest,  which should be the case if the
   Shareholder has a minimal  interest in the Fund,  exercises no control over
   Fund affairs and suffers a reduction in his or her proportionate  interest.
   The Fund  intends to take the position  that  tendering  Shareholders  will qualify for sale  treatment.  If the  transaction  is treated as a sale for tax  purposes,  any gain or loss  recognized  will be  treated as a capital gain or loss by  Shareholders  who hold their Shares as a capital asset and as a long-term  capital gain or loss if such Shares have been held for more than  twelve  months.  If the  transaction  is not  treated as a sale,  the amount  received  upon a sale of Shares may  consist in whole or in part of ordinary  dividend income,  a return of capital or capital gain,  depending
   on  the  Fund's   earnings  and  profits  for  its  taxable  year  and  the
   Shareholder's  basis in the Shares.  In addition,  if any amounts  received are  treated  as a  dividend  to  tendering  Shareholders,  a  constructive dividend may be received by non-tendering  Shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

   Shareholders  should consult their tax advisers  regarding the specific tax consequences,  including state and local tax consequences,  of a repurchase of their  Shares.  Special  tax  rules  apply to  Shares  repurchased  from retirement plan accounts.

11.   Early  Withdrawal  Charges.  The Fund does not charge a special handling or processing fee for  repurchases.  However,  if you tender for repurchase
   Shares that are subject to Early  Withdrawal  Charges as  described  in the
   Fund's  Prospectus,  and if those Shares are  repurchased  by the Fund, the applicable  Early  Withdrawal  Charge will be deducted from the proceeds of the  repurchase  of  your  Shares.  If you ask the  Fund  to  repurchase  a specific  dollar  amount of your  Shares,  and if the Shares are subject to
   Early  Withdrawal  charges,  then  (assuming your request is not subject to pro-ration)  the Fund will  repurchase an amount  sufficient to pay the net proceeds  you  have  requested  and  enough  additional  Shares  to pay the applicable Early Withdrawal Charge.

12.   Proper Form of  Repurchase  Request  Documents.  All questions as to the validity,  form, eligibility (including,  for example, the time of receipt)
   and  acceptance of  repurchase  requests will be determined by the Fund, in its sole discretion,  and that determination will be final and binding. The
   Fund  reserves  the  right to  reject  any and all  tenders  of  repurchase requests for Shares  determined  not to be in the proper form, or to refuse to accept for  repurchase  any Shares if, in the  opinion of counsel to the
   Fund, paying for such Shares would be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of this  Repurchase  Offer or any defect in any tender of Shares,  whether in general or with  respect to any particular Shares or Shareholders.  The Fund's  interpretations  of the terms and conditions of this  Repurchase  Offer shall be final and binding.
   Unless waived,  any defects or irregularities in connection with repurchase requests  must be cured  within  the  times as the  Fund  shall  determine.
   Tenders of Shares  will not be deemed to have been made  until all  defects or irregularities have been cured or waived.

   Neither the Fund, Tremont Partners,  Inc. (the Fund's Investment  Manager),
   OppenheimerFunds,    Inc.   (the   Fund's    Investment    Adviser),    nor
   OppenheimerFunds Distributor, Inc. (the Fund's Distributor),  nor any other person  is  or  will  be  obligated  to  give  notice  of  any  defects  or irregularities  in  repurchase  requests  tendered,  nor  shall any of them incur any liability for failure to give any such notice.

13.   Certain  Information About the Fund. The Fund does not have any plans or proposals  that relate to or would  result in: (a) the  acquisition  by any person of  additional  Shares  (other than the Fund's  intention  to accept subscriptions  for Shares from time to time in the  discretion of the Fund)
   or the  disposition of Shares,  other than as disclosed in the  Prospectus;
   (b) an  extraordinary  transaction,  such as a  merger,  reorganization  or liquidation,  involving  the Fund;  (c) any material  change in the present distribution  policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the  Investment  Manager,  Investment  Adviser or
   Trustees of the Fund, or in the management of the Fund  including,  but not limited  to,  any plans or  proposals  to change  the number or term of the
   Trustees  of the Fund,  to fill any  existing  vacancy for a Trustee of the
   Fund  or  to  change  any  material   term  of  the   investment   advisory
   arrangements  with the  Investment  Adviser;  (e) a sale or  transfer  of a material  amount  of  assets  of the  Fund  (other  than  as  the  Trustees determine  may be  necessary  or  appropriate  to fund any  portion  of the repurchase  price for Shares acquired  pursuant to this Repurchase Offer or in connection with the ordinary  portfolio  transactions of the Fund);  (f)
   any other material  change in the Fund's  structure or business,  including any plans or  proposals to make any changes in its  fundamental  investment policy for which a vote would be required  by Section 13 of the  Investment
   Company  Act of 1940;  or (g) any  changes in the  Declaration  of Trust or other  actions  that may impede the  acquisition  of control of the Fund by any person.

   During the past 60 days,  other than the acceptance of purchases on June 1,
   2005 and July 1, 2005,  for  shares no  transactions  involving  the Shares were effected by the Fund, the Investment  Manager,  Investment  Adviser or
   Trustees  of the Fund,  or any  person  controlling  either the Fund or the
   Manager, Adviser or any Trustees of the Fund.

14.   Miscellaneous.  The  Repurchase  Offer is not  being  made to,  nor will tenders be accepted from,  Shareholders  in any  jurisdiction  in which the
   Repurchase  Offer or its acceptance would not comply with the securities or
   Blue Sky laws of such jurisdiction.  The Fund reserves the right to exclude
   Shareholders  from the Repurchase  Offer in any jurisdiction in which it is asserted  that the  Repurchase  Offer  cannot  lawfully  be made.  The Fund believes  that such  exclusion is  permissible  under  applicable  laws and regulations,  provided  the Fund makes a good faith  effort to comply  with any state law deemed applicable to the Repurchase Offer.

NEITHER  THE FUND NOR ITS BOARD OF  TRUSTEES  MAKE ANY  RECOMMENDATION  TO ANY
SHAREHOLDER  WHETHER TO TENDER OR REFRAIN FROM PARTICIPATING IN THE REPURCHASE
OFFER.  EACH SHAREHOLDER  MUST MAKE AN INDEPENDENT  DECISION WHETHER TO TENDER
SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

NO PERSON  HAS BEEN  AUTHORIZED  TO MAKE ANY  RECOMMENDATION  ON BEHALF OF THE
FUND WHETHER  SHAREHOLDERS SHOULD TENDER PURSUANT TO THIS REPURCHASE OFFER. NO
PERSON  HAS  BEEN   AUTHORIZED  TO  GIVE  ANY   INFORMATION  OR  TO  MAKE  ANY
REPRESENTATIONS  IN  CONNECTION  WITH THIS  REPURCHASE  OFFER OTHER THAN THOSE
CONTAINED IN THIS REPURCHASE  OFFER OR IN THE FUND'S  PROSPECTUS AND STATEMENT
OF ADDITIONAL  INFORMATION.  IF GIVEN OR MADE,  ANY SUCH  RECOMMENDATIONS  AND
SUCH  INFORMATION  MUST NOT BE RELIED  UPON AS HAVING BEEN  AUTHORIZED  BY THE
FUND, ITS INVESTMENT ADVISER, DISTRIBUTOR OR TREMONT PARTNERS, INC.

THIS  TRANSACTION  HAS NOT BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES AND
EXCHANGE  COMMISSION  NOR HAS THE  SECURITIES  AND EXCHANGE  COMMISSION OR ANY
STATE  SECURITIES  COMMISSION  PASSED  UPON THE  FAIRNESS  OR  MERITS  OF SUCH
TRANSACTION  OR ON THE  ACCURACY OR ADEQUACY OF THE  INFORMATION  CONTAINED IN
THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

For the  Fund's  current  Net Asset  Value and other  information  about  this
Repurchase  Offer,  or  for a copy  of the  Fund's  Prospectus,  call  Tremont
Partners, Inc. at 1.914.925.2951 or contact your financial adviser.

Dated:  July 29, 2005

Tremont Partners, Inc.

Exhibit (a)(1)(iii)

                       FORM OF REPURCHASE REQUEST FORM

------------------------------------------------------------------------------
                    OFI TREMONT MARKET NEUTRAL HEDGE FUND
------------------------------------------------------------------------------
                           REPURCHASE REQUEST FORM

To: OFI Tremont Market Neutral Hedge Fund

Please  repurchase  the  Shares  of OFI  Tremont  Market  Neutral  Hedge  Fund
designated  below on the Valuation Date that applies to this Repurchase  Offer which expires on August 31, 2005. I understand  that if my repurchased  Shares are subject to an Early Withdrawal  Charge,  that charge will be deducted from the proceeds of my repurchased Shares.

---------------------------------------------------------------------------------
Name(s) of Registered Shareholders:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Account Number:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Daytime Telephone Number:       Area Code: (         ) Telephone No.:
---------------------------------------------------------------------------------

Shares Tendered for Repurchase:
(Please fill in ALL applicable information):
---------------------------------------------------------------------------------
|_|  Full Tender    Please tender all of my Shares.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
|_|  Partial Tender Please tender all but $________________ of my Shares
                    (Please Note: A $500,000 minimum balance must be retained.)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                    Please repurchase enough of my Shares so that I will
                    receive $___________________.
                    (If an Early Withdrawal Charge applies, enough of my Shares
|_|  Dollar Amount  will be repurchased, subject to pro-ration, to provide the net proceeds requested. Please Note: A $500,000 minimum
                    balance must be retained.)
---------------------------------------------------------------------------------

Payment and Delivery Instructions:

The  proceeds  of  repurchased  Shares  will be  wired  to you  per  the  wire instructions  that you provide below.  Your  signature(s) on this form must be guaranteed per the  instructions  on the following  page. A confirming  e-mail will be sent to you when the proceeds of the repurchased shares are wired.

Wiring Instructions:    Bank Name:        __________________________________
                  ABA#:             __________________________________
                  Account Name:           __________________________________
                  Account #:        __________________________________
                  For Further Credit To:  __________________________________

PLEASE ASSURE THAT YOU SIGN THIS FORM WHERE INDICATED!

Please sign below and note the following important points:

o     Your  signature(s)  below MUST  CORRESPOND  EXACTLY with the names(s) in which your Shares are registered.
o     If the Shares are held by two or more joint  holders,  ALL  SHAREHOLDERS
       MUST SIGN BELOW.
o     If the Shares are held in a First Trust IRA or  403(b)(7)  account,  you must have First Trust submit the request on your behalf.
o     If the  Shares are held in the name of a  trustee,  executor,  guardian, attorney-in-fact,  corporation,  partnership  or  other  representative capacity,  include  the name of the  owner,  sign  using your title and submit  evidence of your  authority in a form  satisfactory  to Tremont
       Partners, Inc.

ALL signatures  must be guaranteed by one of the following:  U.S. bank,  trust company, credit union or savings association,  or by a foreign bank that has a
U.S.  correspondent  bank,  or  by a  U.S.  registered  dealer  or  broker  in securities,  municipal  securities,  or  government  securities,  or by a U.S.
national  securities  exchange,  a  registered  securities  association  or  a clearing agency.

Date:_______________________________            Signatures(s) of owner(s)
                                          exactly as Shares are registered:
SIGNATURE(s) GUARANTEED BY:

------------------------------------
-------------------------------------
(Signature)                               (Signature of Owner)

------------------------------------
-------------------------------------
(Name)  (Title)                                 (Signature of Joint Owner)

If you have any questions about this form, call Tremont Partners, Inc. at
1.914.925.2951.

This form must be RECEIVED  by Tremont  Partners,  Inc.  by 12:00  Midnight ET
August 31, 2005 (the Repurchase  Request  Deadline),  if you want to sell some or all  of  your  account  of the  OFI  Tremont  Market  Neutral  Hedge  Fund.
Repurchase  Requests  received  by Tremont  Partners,  Inc.  cannot be revoked after the Repurchase Request Deadline.

               -------------------------------------------------------
                  SEND THIS FORM BY REGULAR MAIL, EXPRESS MAIL OR
                  ------------------------------------------------
                               OVERNIGHT COURIER TO:
                               ---------------------
                               Tremont Partners, Inc.
                      c/o OFI Institutional Hedge Fund Series
                        Corporate Center at Rye, Suite C-300
                             555 Theodore Fremd Avenue
                                Rye, New York 10580
                             Attention: David Goldstein
               -------------------------------------------------------

NEITHER  THE FUND NOR ITS BOARD OF  TRUSTEES  MAKE ANY  RECOMMENDATION  TO ANY
SHAREHOLDER  WHETHER TO TENDER OR REFRAIN FROM PARTICIPATING IN THE REPURCHASE
OFFER.  EACH SHAREHOLDER  MUST MAKE AN INDEPENDENT  DECISION WHETHER TO TENDER
SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

NO PERSON  HAS BEEN  AUTHORIZED  TO MAKE ANY  RECOMMENDATION  ON BEHALF OF THE
FUND WHETHER  SHAREHOLDERS SHOULD TENDER PURSUANT TO THIS REPURCHASE OFFER. NO
PERSON  HAS  BEEN   AUTHORIZED  TO  GIVE  ANY   INFORMATION  OR  TO  MAKE  ANY
REPRESENTATIONS  IN  CONNECTION  WITH THIS  REPURCHASE  OFFER OTHER THAN THOSE
CONTAINED IN THIS REPURCHASE  OFFER OR IN THE FUND'S  PROSPECTUS AND STATEMENT
OF ADDITIONAL  INFORMATION.  IF GIVEN OR MADE,  ANY SUCH  RECOMMENDATIONS  AND
SUCH  INFORMATION  MUST NOT BE RELIED  UPON AS HAVING BEEN  AUTHORIZED  BY THE
FUND, ITS INVESTMENT ADVISER, DISTRIBUTOR OR TREMONT PARTNERS, INC.

THIS  TRANSACTION  HAS NOT BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES AND
EXCHANGE  COMMISSION  NOR HAS THE  SECURITIES  AND EXCHANGE  COMMISSION OR ANY
STATE  SECURITIES  COMMISSION  PASSED  UPON THE  FAIRNESS  OR  MERITS  OF SUCH
TRANSACTION  OR ON THE  ACCURACY OR ADEQUACY OF THE  INFORMATION  CONTAINED IN
THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Exhibit (a)(1)(iv)

 FORM OF LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF ALL SHARES
                             HELD BY SHAREHOLDER

Date: __________

Dear Shareholder:

OFI Tremont  Market  Neutral Hedge Fund (the "Fund") has received and accepted for purchase your tender of your Shares in the Fund.

Because you have tendered and the Fund has purchased  your entire  investment, you have been paid a note (the  "Note")  entitling  you to  receive an initial payment of 95% of the  estimated  repurchase  price based on the unaudited net asset  value of the Fund as of  September  30,  2005 (the  "Valuation  Date"),
after  subtraction  of any  applicable  1.00%  Early  Withdrawal  Charge  that applies if the date as of which the Shares  are to be valued for  purposes  of the  repurchase  is less  than one  year  following  the date of your  initial investment in the Fund, in accordance with the terms of the Repurchase  Offer.
You will receive an initial  payment in this amount via wire or check,  as per your  instructions  on your  Repurchase  Request Form. In accordance  with the terms of the Repurchase  Offer,  payment will be made within  forty-five  (45)
days of the  Valuation  Date unless the Fund has requested a withdrawal of its capital from any Portfolio  Fund(s) in order to fund the repurchase of Shares, in which case payment will be made ten (10)  business  days after the Fund has received at least 90% of the aggregate  amount withdrawn by the Fund from such
Portfolio Funds.

The terms of the Note  provide  that a  contingent  payment  representing  the balance of the purchase  price, if any, will be paid to you promptly after the completion of the Fund's March 31, 2006 fiscal  year-end  audit and is subject to fiscal  year-end  audit  adjustment.  This  amount  will be paid to you via wire, as per your instructions on your Repurchase  Request Form. We expect the audit to be completed by the end of May 2006.

The Note is held by Tremont Partners,  Inc. on your behalf for your safety and convenience.  Once payment has been made to you in full under the terms of the
Note, the Note will be cancelled.

Should you have any questions,  please call your financial  adviser or broker, or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(v)

 FORM OF LETTER TO SHAREHOLERS REGARDING ACCEPTANCE OF TENDER OF A PORTION OF
                          SHARES HELD BY SHAREHOLDER

Date: _____________

Dear Shareholder:

OFI Tremont  Market  Neutral Hedge Fund (the "Fund") has received and accepted for purchase your tender of a portion of your Shares in the Fund.

Because  you have  tendered  and the  Fund has  purchased  a  portion  of your investment,  you have been paid a note (the "Note")  entitling  you to receive payment of 100% of the estimated  repurchase  price based on the unaudited net asset  value of the Fund as of  September  30,  2005 (the  "Valuation  Date"),
after  subtraction  of the 1.00% Early  Withdrawal  Charge that applies if the date as of which the Shares are to be valued for  purposes  of the  repurchase is less than one year  following  the date of your initial  investment  in the
Fund, in accordance with the terms of the Repurchase  Offer.  You will receive a payment in this amount via wire or check,  as per your  instructions on your
Repurchase  Request  Form.  In  accordance  with the  terms of the  Repurchase
Offer,  payment will be made within forty-five (45) days of the Valuation Date unless the Fund has  requested a withdrawal  of its capital from any Portfolio
Funds in order to fund the  repurchase  of Shares,  in which case payment will be made ten (10)  business  days after the Fund has  received  at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

The Note is held by Tremont Partners,  Inc. on your behalf for your safety and convenience.  Once payment has been made to you in full under the terms of the
Note, the Note will be cancelled.

You  remain a  Shareholder  of the Fund with  respect  to the  portion of your shares in the Fund that you did not tender.

Should you have any questions,  please call your financial  advisor or broker, or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(vi)

  FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF ALL
                          SHARES HELD BY SHAREHOLDER

Pursuant to the Offer to Purchase (the  "Repurchase  Offer") up to twenty-five percent  (25%)  of the  Fund's  aggregate  outstanding  shares  of  beneficial interest  ("Shares")  at a price equal to the net asset value on the Valuation
Date upon the terms and  conditions  set forth in the  Repurchase  Offer,  OFI
Tremont  Market  Neutral  Hedge Fund hereby  promises  to pay in cash,  in the manner  set forth  below,  to the  person  identified  below as the payee (the
"Payee")  an  amount  equal to the  estimated  net asset  value of the  Shares tendered,  determined  as of the Valuation  Date in accordance  with the asset valuation policy of the Fund.

This  note  entitles  the  Payee to  receive  an  initial  payment,  valued in accordance  with the terms of the Repurchase  Offer,  equal to at least 95% of the estimated  value of the Shares (the "Initial  Payment") which will be paid to the  payee in the form of a wire  within  forty-five  (45)  days  after the
Valuation  Date,  unless the Fund has  requested a  withdrawal  of its capital from any  Portfolio  Fund(s) in order to fund the  repurchase  of  Shares,  in which  case  payment  will be made ten (10)  business  days after the Fund has received at least 90% of the aggregate  amount withdrawn by the Fund from such
Portfolio Fund(s).  An Early Withdrawal Charge of 1.00% of the value of Shares
(or  portion of Shares)  repurchased  by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase is less than one year  following  the date of the Payee's  initial  investment  in the Fund. If applicable,  the Early  Withdrawal  Charge will be deducted  before payment of the proceeds of a repurchase.

This  note  also  entitles  the  Payee to a  contingent  payment  equal to the excess,  if any, of (x) the net asset value of the Shares (or portion thereof)
repurchased by the Fund as of the date of such  repurchase,  determined  based on the audited  financial  statements of the Fund for the Fiscal Year in which such  repurchase  was effective over (y) the Initial  Payment.  The contingent payment is payable  promptly  after the  completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2006.

Both the  initial and  contingent  payments  hereunder  shall be paid in cash, provided,  however,  that if the  Fund's  Board of  Trustees  determines  that
--------   -------
payment  of all or a  portion  of the  purchase  price  by a  distribution  of marketable  securities is necessary to avoid or mitigate any adverse effect of the  Repurchase  Offer on the remaining  Shareholders  of the Fund,  then such payment shall be made by distributing such marketable securities,  all as more fully described in the Repurchase Offer.

Both the initial and contingent  payment of this note shall be made by wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.

This note shall be  construed  according  to and  governed  by the laws of the
State of New York without  giving  effect to the  conflict of laws  principles thereof.  Any  capitalized  term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________
                                         OFI Tremont Market Neutral Hedge Fund

                                         By: _______________________________

Exhibit (a)(1)(vii)

   FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF A
                    PORTION OF SHARES HELD BY SHAREHOLDER

Pursuant to the Offer to Purchase (the  "Repurchase  Offer") up to twenty-five percent  (25%)  of the  Fund's  aggregate  outstanding  shares  of  beneficial interest  ("Shares")  at a price equal to the net asset value on the Valuation
Date upon the terms and  conditions  set forth in the  Repurchase  Offer,  OFI
Tremont  Market  Neutral  Hedge Fund hereby  promises  to pay in cash,  in the manner  set forth  below,  to the  person  identified  below as the payee (the
"Payee")  an  amount  equal to the  estimated  net asset  value of the  Shares tendered,  determined  as of the Valuation  Date in accordance  with the asset valuation policy of the Fund.

This note entitles the Payee to receive a payment,  valued in accordance  with the terms of the  Repurchase  Offer,  equal to at least 100% of the  estimated value of the Shares (the  "Initial  Payment")  which will be paid to the payee in the  form  of a  check  or wire  within  forty-five  (45)  days  after  the
Valuation  Date,  unless the Fund has  requested a  withdrawal  of its capital from any  Portfolio  Fund(s) in order to fund the  repurchase  of  Shares,  in which  case  payment  will be made ten (10)  business  days after the Fund has received at least 90% of the aggregate  amount withdrawn by the Fund from such
Portfolio Fund(s).  An Early Withdrawal Charge of 1.00% of the value of Shares
(or  portion of Shares)  repurchased  by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase is less than one year  following  the date of the Payee's  initial  investment  in the Fund. If applicable,  the Early  Withdrawal  Charge will be deducted  before payment of the proceeds of a repurchase.

The payment hereunder shall be paid in cash,  provided,  however,  that if the
                                              --------   -------
Fund's  Board of Trustees  determines  that payment of all or a portion of the purchase  price by a  distribution  of  marketable  securities is necessary to avoid or mitigate any adverse effect of the Repurchase  Offer on the remaining
Shareholders  of the Fund,  then such  payment  shall be made by  distributing such  marketable  securities,  all as more fully  described in the  Repurchase
Offer.

The  payment  of this  note  shall  be made by wire to the  Payee,  as per the
Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.

This note shall be  construed  according  to and  governed  by the laws of the
State of New York without  giving  effect to the  conflict of laws  principles thereof.

Any  capitalized  term used  herein  but not  defined  herein  shall  have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                    OFI Tremont Market Neutral Hedge Fund

                                    By: _______________________________